U.S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                        UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                    (AMENDMENT NO. 1)


                             5G WIRELESS COMMUNICATIONS, INC.
                                    (Name of Issuer)

                                      COMMON STOCK
                             (Title of Class of Securities)

                                       33828U-10-4
                                      (CUSIP Number)

                                      Jerry Dix, CEO
                             5G Wireless Communications, Inc.
                                    4136 Del Rey Avenue
                               Marina Del Rey, California 90292
    (Name, Address and Telephone Number of Person Authorized to Receive
                              Notices and Communications)

                                   February 6, 2002
              (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): Jerry Dix

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)__________________________________________________________________
(b)__________________________________________________________________

3.  SEC Use Only:
_____________________________________________________________________

4.  Source of Funds (See Instructions):
    OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
_____________________________________________________________________

6.  Citizenship or Place of Organization:  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 2,769,736

8.  Shared Voting Power:  106,666

9.  Sole Dispositive Power:  2,769,736

10. Shared Dispositive Power:  106,666

11. Aggregate Amount Beneficially Owned by the Reporting Persons
(combined): 2,876,402

12. Check if the Aggregate Amount in Row (11) Excludes Certain
Shares: _______

13. Percent of Class Represented by Amount in Row (11): 5.11% (as of February 6, 2002)

14. Type of Reporting Person:  IN

ITEM 1.   SECURITY AND ISSUER.

5G Wireless Communications, Inc.
Common Stock, $0.001 par value
4136 Del Rey Avenue
Marina Del Rey, California 90292

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Name: Jerry Dix.

(b)  Address: 4136 Del Rey Avenue, Marina Del Rey, California 90292

(c) Occupation: CEO of the Issuer, which is a business development company.

(d) During the last five years, such person has not been convicted in a criminal proceeding.

(e) During the last five years, such person was a not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction

(f)  Citizenship: United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Dix received 2,769,736 free trading shares on February 6, 2002 as compensation for joining the board of directors, and for his continued services as an officer/director of the Issuer in connection with the transaction described in Item 6, below. Mr. Dix received the other 106,666 shares in connection with the transaction described in Item 6 below.

ITEM 4.  PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) 2,876,402 shares owned by Mr. Dix. This amount represents, as of February 6, 2002, 5.11% of the outstanding common stock of the Issuer.

(b) Mr. Dix has sole voting and dispositive power with respect to 2,769,736 shares reported, and shared voting and dispositive power with Mr. Lipman with respect to 106,666 shares reported.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less: See Item 6 below.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, except Mr. Lipman with respect to the 106,666 shares.

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Dix received the 2,769,736 shares under the Issuer's Non-Employee Directors and Consultants Retainer Stock Plan, dated January 30, 2002. Mr. Dix received the other 106,666 shares in connection with compensation paid to Market Force, Inc. (a company jointly controlled by Mr. Dix and Steve Lipman) under a consulting agreement dated May 3, 2001.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

(a) Issuer's Non-Employee Directors and Consultants Retainer Stock Plan, dated January 30, 2002 (incorporated by reference to Exhibit
4.1 of the Form S-8 filed on January 31, 2002)

(b) Consulting Agreement between the Issuer and Market Force Inc., dated May 3, 2001 (incorporated by reference to Exhibit 10.7 of the Form 10-KSB filed on April 17, 2001).


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


                                       Jerry Dix


Date: March 23, 2005                   /s/  Jerry Dix